101 First Street #493

Los Altos, CA 94022

www.goezcorp.com

June 3, 2014

Karina V. Dorin

Norman von Holtzendorff

H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

By: Filing through EDGAR

Re:

E.R.C. Energy Recovery Corporation

Preliminary Information Statement on Schedule 14C

Filed May 19, 2014

File No. 0-53116

Dear Ms. Dorin and Messrs. Holtzendorff and Schwall:

Thank you for your letter of June 2, 2014 regarding our Preliminary Information Statement on Schedule 14C. We offer the following in response.

1. For our amended Preliminary Information Statement on Schedule 14C we propose to make an additional disclosure to clarify whether we have any current plans, proposals or arrangements, written or otherwise, to issue additional shares, discussing them in necessary detail, including what the intended use of proceeds will be. Our proposed new second full paragraph on page 3, which contains our proposed new disclosure, is to read as follows:

By virtue of this increased available capital stock, there is a potential dilutive effect, because there are now additional authorized but unissued shares. And indeed, the Company expects  to issue additional shares in the future, although the Company has no current plans, proposals or arrangements, written or otherwise, to issue additional shares, other than through a proposed – but not effective, executed or definitive – agreement to issue preferred shares in exchange for shares of another, privately-held company, which, if executed as planned, would result in the issuance of as many as 1,000,000 preferred shares over the course of the next two years (up to 125,000 preferred shares per quarter). Such preferred shares could be converted, after a holding period of two years from the date of each respective issuance, into a total of 1,000,000 common shares. Therefore it should be noted that with additional share issuances, percentage ownership of our Common Stock by existing shareholders could be reduced significantly, representing a significant dilution.

As requested, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at our contact information above with any questions. Thank you again for your time and attention.

Sincerely,

/s/ Abraham Dominguez Cinta

Abraham Dominguez Cinta

Chief Executive Officer

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